                                                                     EXHIBIT (e)
                                 [BIOVAIL LOGO]


                                                CONTACT: Eugene Melnyk
                                                         Chairman of the Board
                                                         Ken Howling
                                                         Chief Financial Officer
                                                         (416) 285-6000


FOR IMMEDIATE RELEASE:


                        BIOVAIL COMPLETES PUBLIC OFFERING
                               OF 5,000,000 SHARES


TORONTO, Canada, October 20, 1999 - Biovail Corporation International (NYSE,
TSE: BVF) announced today the completion of a public offering of 5,000,000 common shares at US$51 per share for gross proceeds of US$255 million. 4,545,000 of the shares were sold in the United States and outside of Canada and 455,000 of the shares were sold in Canada.

In the United States, the managing underwriters for the offering were Donaldson, Lufkin & Jenrette, Merrill Lynch & Co., Morgan Stanley Dean Witter, Banc of America Securities LLC, Punk, Ziegel & Company and DLJdirect Inc. In Canada, the underwriters were Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Yorkton Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, HSBC Securities (Canada) Inc., National Bank Financial Corp., ScotiaMcLeod Inc. and TD Securities Inc.

Biovail and certain shareholders of Biovail have granted to the U.S. underwriters an option to acquire up to an aggregate of 750,000 additional common shares at the offering price of US$51 per share to cover over-allotments, if any. The over-allotment option is exercisable at any time up to 30 days from the date hereof. The U.S. underwriters have provided notice to Biovail that they are exercising the over-allotment option in full. Of the 750,000 additional shares to be sold, 660,000 will be sold by certain shareholders of Biovail and 90,000 of the shares will be sold by Biovail. Biovail will receive additional gross proceeds of US$4,590,000 upon the completion of the over-allotment option.

                                    - more -

                                 [Recycle logo]
                       BIOVAIL CORPORATION INTERNATIONAL

            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel (416)285-6000 Fax (416)285-6499

Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.